press release

ArcelorMittal takes required step to ensure its offer for Essar Steel is eligible

17 October 2018 – ArcelorMittal (‘the Company’) announces that, in-line with the Indian Supreme Court ruling dated 4 October 2018, it has approved a payment of 7,469 crore rupees (c. $1 billion) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for Essar Steel India Limited (‘ESIL’) on 2 April 2018 is eligible and can be considered by ESIL’s Committee of Creditors (‘CoC’).

ArcelorMittal’s Board of Directors believes that ESIL represents a unique and compelling opportunity for the Company to establish a significant footprint, with substantial expansion potential, in the high-growth Indian steel market. It concluded that, given the significant benefits that ESIL would bring to ArcelorMittal, making this payment was an appropriate course of action under the circumstances.

As stipulated in the Supreme Court ruling, ESIL’s CoC now has an eight-week period to accept what it considers to be the best resolution plan from eligible applicants.